Exhibit 99.83

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue Queen ouest Toronto ON M5H 3S8

OSC NOTICE TO PUBLIC

ISSUER:

Digihost Technology Inc. (formerly, HashChain Technology Inc.) Principal Jurisdiction - Ontario

DATES:

Preliminary Shelf Prospectus (NI 44-102) dated January 28, 2021

Withdrawn on March 23, 2021

PROJECT NUMBER:

3165655